GigMarket helped users post over $10M in gigs, grew to over 25K users in DC — all organically. Now, we're getting ready to scale.
We're exploring a community-based raise, and I'd love to know:
Would you invest in GigMarket if we opened a round?
#Startup #Fundraising #GigEconomy #FutureOfWork #Investing #GigMarket

Would you consider investing in GigMarket if we opened up funding?

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Option	Votes
Yes	100%
No	0%
Maybe	0%